    As filed with the Securities and Exchange Commission on February 5, 1998

                                                      Registration No. 333-11535

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Post Effective
                                 Amendment No. 2
                                       to
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          SPECIALTY RETAIL GROUP, INC.
             (Exact name of registrant as specified in its charter)

     Florida                      9999                         No. 59-2824411
----------------           -------------------               -------------------
 (State or other            (Primary Standard                   (IRS Employer
 jurisdiction of               Industrial                    Identification No.)
incorporation or           Classification Code
  organization)                  Number)

                               477 Madison Avenue
                                   14th Floor
                            New York, New York 10022
                                 (212) 872-9684
        -----------------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                          Specialty Retail Group, Inc.
                               477 Madison Avenue
                                   14th Floor
                            New York, New York 10022
                                 (212) 872-9684
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copies to

                             EDMOND M. COLLER, ESQ.
                            Goodkind Labaton Rudoff &
                                  Sucharow LLP
                                 100 Park Avenue
                            New York, New York 10017

         Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
/ /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ 333-11535

         If delivery of this prospectus is expected to be made pursuant to
Rule 434, please check the following box.   / /

         The registrant hereby amends this Amendment to Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Amendment to Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                          SPECIALTY RETAIL GROUP, INC.

         Cross Reference to Information Required by Part I of Form SB-2

                                                                 Location or Caption in
Item in Form SB-2                                                Prospectus
------------------------------------------------------------------------------------------------

Front of Registration Statement
and Outside Front Cover of                                       Front Cover Pages
Prospectus....................................................

Inside Front and Outside Back                                    Cover Pages
Cover Pages of Prospectus.....................................

Summary Information and Risk                                     Prospectus Summary; Risk
Factors.......................................................   Factors

Use of Proceeds...............................................   Use of Proceeds

Determination of Offering Price...............................   Plan of Distribution

Dilution......................................................   *

Selling Security-Holders......................................   Selling Stockholders

Plan of Distribution..........................................   Plan of Distribution

Legal Proceedings.............................................   Business - Settlement of Legal
                                                                 Proceedings; Business - Other
                                                                 Legal Proceedings; Principal
                                                                 Stockholders

Directors, Executive Officers,                                   Directors, Executive Officers
Promoters and Control Persons.................................   and Key Employees; Principal
                                                                 Stockholders; Certain
                                                                 Transactions

Security Ownership of Certain                                    Principal Stockholders; Selling
Beneficial Owners and Management..............................   Stockholders; Certain
                                                                 Transactions

Description of Securities.....................................   Description of Capital Stock;
                                                                 Plan of Distribution

Interests of Named Experts and                                   Legal Matters
Counsel.......................................................

Disclosure of Commission Position                                Disclosure of Commission

on Indemnification for Securities                                Position on Indemnification for
Act Liabilities...............................................   Securities Act Liabilities

Organization Within Last Five                                    *
Years.........................................................


Description of Business.......................................   Prospectus Summary; Risk
                                                                 Factors; Summary Selected
                                                                 Financial Data; Management's
                                                                 Discussion and Analysis;
                                                                 Business

Management's Discussion and                                      Management's Discussion and
Analysis or Plan of Operation.................................   Analysis

Description of Property.......................................   Business - Properties

Certain Relationships and Related                                Certain Transactions
Transactions..................................................

Market for Common Equity and                                     Market for Common Equity and
Related Stockholder Matters...................................   Related Stockholder Matters

Executive Compensation .......................................   Executive Compensation

Financial Statements..........................................   Summary Selected Financial
                                                                 Data; Financial Statements

Changes in Accountants........................................   Changes in and Disagreements
                                                                 with Accountants on Accounting
                                                                 and Financial Disclosure

         *Inapplicable or none.

                                   PROSPECTUS

THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                 863,333 Shares

                          SPECIALTY RETAIL GROUP, INC.
                                  Common Stock
                          (Par Value, $.001 per share)


                  The 863,333 shares of Common Stock, $.001 par value per share (the "Common Stock"), of Specialty Retail Group, Inc., a Florida corporation (the "Company"), covered by this Prospectus (the "Shares") relate to the settlement of certain litigation and include 650,000 Shares which were issued to, and are being offered by, certain holders of the Company's Common Stock (the "Selling Stockholders") and 213,333 Shares registered in the name of an escrow agent to be held in escrow to secure performance by the Company of certain provisions of the agreement of settlement, and which may be released to and sold by the Selling Stockholders under certain conditions. As of the date hereof, the Company has been advised that 325,000 of said 650,000 Shares have been sold. See "Business - Settlement of Legal Proceedings."


                               -------------------

                  THE PURCHASE OF THESE SECURITIES INVOLVE AN EXTREMELY HIGH RISK OF LOSS OF THE ENTIRE INVESTMENT WITHIN A SHORT PERIOD OF TIME. SEE "HIGH RISK FACTORS" COMMENCING ON PAGE 7.

                               -------------------

                  The Selling Stockholders may sell the Shares from time to time in one or more transactions. The Shares may be sold in the Over-the-Counter Market, through registered brokers or dealers, or otherwise, at market prices then prevailing, or in negotiated transactions. In addition, any Shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this Prospectus. The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus. For information regarding the Selling Stockholders and the plan of distribution of the Shares offered hereby, see "The Offering" and "Plan of Distribution."

                  Under certain circumstances, the Company is entitled to receive payments from the Selling Stockholders equal to a portion of the proceeds from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds" and "Business - Settlement of Legal Proceedings". The Company has agreed to bear certain expenses (other than underwriting discounts and commissions and brokerage commissions and fees and expenses for any counsel, accountants or other experts of the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. See "The Offering" and "Business - Settlement of Legal Proceedings".


                  The Common Stock of the Company is traded in the Over-the-Counter market. On January 26, 1998, the last reported sale price of Common Stock was $.025 per share.


                  The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for a description of indemnification arrangements between the Company and the Selling Stockholders.

                               -------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
        STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
           OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                The date of this Prospectus is February 5, 1998.

                              AVAILABLE INFORMATION

                  The Company has filed with the Securities and Exchange Commission (the "Commission" or "SEC") a registration statement on Form SB-2 (herein, with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the documents incorporated by reference therein. See "Incorporation of Certain Documents by Reference" herein.

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's New York Regional Office at 7 World Trade Center, 13th Floor, New York, New York 10007 and Chicago Regional Office at 500 West Madison Street, Room 3190, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                               PROSPECTUS SUMMARY

                  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

The Company
-----------


                  The Company was organized under the laws of Florida in 1987. The Company originally operated a clinical laboratory which it sold as of December 31, 1991. On April 13, 1993, the Company acquired all of the issued and outstanding capital stock of Building Blocks, Inc. ("Building Blocks") for shares of the Company's Common Stock. Thereafter, Building Blocks operated a specialty educational and developmental toy store chain. In early 1996 the Company determined to pursue expansion of the Building Blocks chain through franchising, and the Company established Building Blocks Franchise Corp. ("BBFC") as a second-tier wholly-owned subsidiary for that purpose.



                  Primarily as the result of continuing losses and negative cash flow experienced by Building Blocks, the Company began experiencing a working capital shortage in the spring of 1996. Despite a number of actions taken to reduce operating expenses and to generate revenue from franchising, Building Blocks and BBFC were not able to achieve profitability or to reverse the negative cash flow by the end of calendar 1996.



                  Effective January 28, 1997 the outstanding capital stock of BBFC was sold. The net proceeds from the sale ($43,224) were paid over to Building Blocks pursuant to an agreement requiring the parent of BBFC to obtain a general release from Building Blocks to BBFC. On January 31, 1997, Building Blocks filed a petition for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 97-B-40684 (BRL)). The petition sought protection from creditors while Building Blocks attempted to dispose of its retail stores either through sales of the stores and assignment of their leases or by the liquidation of inventory and fixtures.



                  Effective February 28, 1997, and pursuant to a Bankruptcy Court order entered on that date, Building Blocks entered into an Agency Agreement with a liquidator for the purpose of liquidating its retail inventory. Building Blocks' ongoing operations include performance of its obligations under the Agency Agreement; disposition of its furniture, fixtures and equipment, and collection of receivables all as specified in the February 28, 1997 order; the negotiation and prosecution of the "Plan" described below; the winding-down of its retail toy store
operations; and the general and administrative matters related to the bankruptcy. On August 8, 1997, Building Blocks submitted a Chapter 11 Plan of Reorganization (the "Plan") to the Bankruptcy Court which, if approved, would have resulted in a discharge of Building Blocks from all claims of its creditors, including the Company; a discharge of the Company from all claims of Building Blocks and Building Blocks' creditors in exchange for the Company satisfying Building Blocks' obligations under a store lease (which the landlord has agreed to settle for $30,000); and the merger of Building Blocks with and into the Company. The Official Committee of Unsecured Creditors (the "Committee") in the Chapter 11 proceeding filed objections to certain aspects of Building Blocks' Reorganization Plan on September 18, 1997. The Company and Building Blocks are communicating with the Committee in an effort to resolve these objections and to produce a mutually agreeable Chapter 11 Plan. It is expected that a hearing on the disclosure statement regarding the Plan will be convened by the Bankruptcy Court by the middle of February 1998 and the Plan, as it may be revised, could be confirmed 25 days later.



                  The Company has only limited cash and had current liabilities in excess of $600,000 at January 26, 1998. As part of the negotiated revisions to the Plan, the Company will seek credit for funding the settlement of the above-referenced store lease but may also agree to issue shares of its Common Stock to settle additional creditor claims and/or to make payments to Building Blocks and/or to the creditors of Building Blocks. The Company may also be required, at some future date, to issue up to 213,333 shares of its Common Stock to certain parties. See "Business-Settlement of Legal Proceedings." The Company has recorded a non-current liability on its books in the amount of $80,000 in connection with this obligation.



                  It is not expected that the Company will receive any cash from Building Blocks upon completion of Building Blocks' bankruptcy proceedings. The Company has been receiving cash advances in the form of demand loans from three beneficial owners of its capital stock (the "Stockholders") in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. At January 26, 1998, the advances from Stockholders aggregated approximately $392,251, plus accrued interest thereon at 8% per annum. There are no assurances as to the time or extent that the Stockholder advances and/or forbearance will continue.



                  The foregoing raise substantial doubt about the Company's ability to continue as a going concern. (See "Management's Discussion and

Analysis" and "Financial Statements.")

                  The Company is attempting to attract an operating business with which to effectuate a business combination. There is no assurance that any business combination can ever be effectuated, and any such combination may depend, among other things, upon the outcome of Building Blocks' Chapter 11 Petition and upon the Company's ability to reach settlements of its outstanding obligations.



                  The foregoing raise substantial doubt about the Company's ability to continue as a going concern. (See "Risk Factors").


                  As used herein, the "Company" refers to Specialty Retail Group, Inc. only and does not include its subsidiaries unless otherwise indicated.

                  The executive offices of the Company are located at 477 Madison Avenue, 14th Floor, New York, New York 10022. Telephone: (212) 872-9684.

The Offering
------------


                  Pursuant to the terms of a Settlement Agreement, the Company issued an aggregate of 650,000 Shares to the Selling Stockholders (as defined below) and reserved for issuance 213,333 Shares which are held by an escrow agent (the "Escrow Agent"). Pursuant to the requirements of the Settlement Agreement, the Company also entered into a Registration Rights Agreement, dated August 22, 1996, with the Selling Stockholders (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company filed with the Securities and Exchange Commission a registration statement to permit the transfer or resale of the shares issued and issuable pursuant to the Settlement Agreement and agreed to maintain the effectiveness of the registration statement until the earlier of the disposition of such shares or the expiration of the applicable Rule 144 holding period. See "Business - Settlement of Legal Proceedings," "Selling Stockholders," "Plan of Distribution."



                  The following table sets forth the number of Shares originally offered hereby by the Selling Stockholders. The Selling Stockholders have had no material relationship with the Company or any of its affiliates during the past three years. To the Company's knowledge, as of the date hereof, neither of the Selling Stockholders owns any shares of Common Stock other than the 325,000

Shares issued to Howard Green pursuant to the settlement and 366 unrelated shares of Common Stock owned of record by Peter Sayet.

                                         Minimum Number           Maximum Number
                Name                     of Shares                of Shares
                ------------             --------------           --------------
                Peter Sayet                 325,000(2)                 (1)
                Howard Green                325,000                    (1)
                Total                       650,000                  863,333 (1)

(1) Under the terms of the settlement, the Shares held by the escrow agent secure the Company's obligations to one or both of the Selling Stockholders, depending upon the proceeds realized by them from the sale of the 650,000 shares owned by them. Consequently, any or all of the 213,333 shares held in escrow may be issued to either of the Selling Stockholders.

(2) As of the date hereof, the Company has been advised that all 325,000 of Mr. Sayet's Shares have been sold.


Risk Factors
------------


                  AN INVESTMENT IN THE COMPANY INVOLVES AN EXTREMELY HIGH DEGREE OF RISK. The Company has no business operations and no source of operating revenue. It has been and will continue to be dependent upon the willingness of certain beneficial owners of its capital stock to make advances to finance its working capital needs and the forbearance of its unaffiliated creditors who, at January 26, 1998, were owed in excess of $300,000. The Company is seeking to effectuate a business combination with an operating company but has no agreement or understanding for such a combination. In the event the Company does not obtain additional needed advances and continued forbearance from its creditors (as to neither of which there is any assurance) until it can consummate a business combination, the Company will, unless it obtains additional capital, be forced to liquidate. In such event, owners of the Common Stock will suffer the loss of their entire investment. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of these factors.

                                  RISK FACTORS



                  1. Termination of Business Activities: Dependence Upon The Possibility of a Business Combination to Avoid Liquidation; Current Dependence Upon Stockholder Advances and Creditor Forbearance: The Company has disposed of its toy store franchising business and Building Blocks' retail toy stores have been closed. Building Blocks continues as a debtor in possession under Chapter 11 of the U.S. Bankruptcy Code. Consequently, the Company does not and will not have a source of revenue absent the infusion of a new business activity. Building Blocks has liabilities substantially in excess of its current and anticipated assets and all such assets will be applied to the subsidiary's creditors' claims. The Company, which has no other business operations, has been attempting to attract an operating business with which to effectuate a business combination. The Company has only nominal cash resources; and has current payables to non-affiliated creditors in excess of $300,000. The Company has been receiving demand loans from the Stockholders in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. There are no assurances as to the time or extent that these advances and/or forbearance will continue. Further, there are no understandings regarding a business combination and there is no assurance that any business combination can ever be effectuated.



                  2. Risks of Completing a Business Combination. While management believes that the Company's status as a publicly traded company should be attractive to a privately held operating company, there can be no assurance that the Company will be able to effectuate a business combination on terms satisfactory to the Company or at all. In addition, the use of the Company's net operating loss to offset taxable income after a business combination is subject to satisfaction of a number of highly technical rules and such use may not be available to potential business combination partners. Further, the results of Building Blocks' bankruptcy could adversely impact the Company's ability to effectuate a business combination. Any business combination which the Company might consummate may result in a very substantial increase in the number of outstanding shares of Common Stock.



                  3. Limited Trading Market; Overhang.



                  The Company's Common Stock is traded on the OTC Bulletin Board. It is likely that any attempt to sell a substantial number of shares in that market will have an adverse effect on the bid price for the Common Stock.

                         SUMMARY SELECTED FINANCIAL DATA


                  The following summary financial data are qualified in their entirety by, and should be read in conjunction with, the Company's Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. In addition, the following summary financial data do not include any adjustments which may result from certain material events, as described in Management's Discussion and Analysis of Financial Condition and Results of Operations.


Statement of Operations              Year Ended                      13 Weeks Ended
                             ----------------------------    ------------------------------
Data:                        June 29, 1997  June 30, 1996    Sept. 28, 1997  Sept. 29, 1996
                             -------------  -------------    --------------  --------------

   Net sales................ $2,457,846     $7,126,444       $        1      $1,247,293

   Net loss................. (1,435,906)    (3,378,668)       (88,083)         (757,648)

   Net loss per share.......       (.16)          (.40)       (.01)                (.09)



Balance Sheet Data
(at end of period):

   Cash.....................    $32,156                       $38,892


   Working capital             (464,937)                     (552,839)
   (deficit)................

   Total assets.............     53,318                        49,323

   Stockholders'               (541,684)                     (629,767)
   deficit..................


--------------------------


1 The Company currently does not have any revenue-producing operations. See
  "Risk Factors."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                  Set forth below is a discussion of (1) the Company's lack of liquidity and capital resources, and (2) the significant factors affecting the operating results of discontinued operations, including the items set forth under "Other income (expenses)" in the Company's Annual and Interim Consolidated Financial Statements appearing elsewhere herein. This discussion should be read in conjunction with such Consolidated Financial Statements and notes thereto.



                  The reported results of operations are not indicative of future results of operations or financial position of the Company. The Company has no ongoing revenue-generating operations. The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which principles assume that assets will be realized and liabilities will be discharged in the normal course of business. The financial statements do not include adjustments relating to the recoverability of recorded asset amounts and classification of recorded assets and liabilities which may result from the Company's lack of capital resources or ongoing operations as described below.



                           Annual Financial Statements
                           ---------------------------



Liquidity and Capital Resources
-------------------------------



                  Certain of the matters discussed under this caption that are forward-looking statements involve risks and uncertainties, as described herein, and others which may arise from changes in general economic conditions, unanticipated changes in the Company's circumstances, and other factors.



                  The principal operating subsidiary of the Company during Fiscal 1996 and Fiscal 1997 (through January 31, 1997) was Building Blocks, which the Company acquired on April 13, 1993 and which thereafter operated a chain of specialty retail toy stores. BBFC was organized subsequent to June 30, 1996, as a second-tier subsidiary, and was engaged in marketing and selling franchises for Building Blocks stores.



                  Primarily as the result of continuing losses and negative cash flow experienced by Building Blocks, the Company began experiencing a working capital shortage in the spring of 1996. Despite a number of actions taken to reduce operating expenses and to generate revenue from franchising, Building Blocks and BBFC were not able to achieve profitability or to reverse the negative cash flow by the end of calendar 1996.

                  Effective January 28, 1997 the outstanding capital stock of BBFC was sold. The net proceeds from the sale ($43,224) were paid over to Building Blocks pursuant to an agreement requiring the parent of BBFC to obtain a general release from Building Blocks to BBFC. On January 31, 1997, Building Blocks filed a petition for relief under Chapter 11. The petition sought protection from creditors while Building Blocks attempted to dispose of its retail stores either through sales of the stores and assignment of their leases or by the liquidation of inventory and fixtures.



                  Effective February 28, 1997, and pursuant to a Bankruptcy Court order entered on that date, Building Blocks entered into an Agency Agreement with a liquidator for the purpose of liquidating its retail inventory. Building Blocks' ongoing operations include performance of its obligations under the Agency Agreement; disposition of its furniture, fixtures and equipment, and collection of receivables all as specified in the February 28, 1997 order; the negotiation and prosecution of the Plan as described below; the winding-down of its retail toy store operations; and the general and administrative matters related to the bankruptcy. On August 8, 1997, Building Blocks submitted a Chapter 11 Plan of Reorganization to the Bankruptcy Court which, if approved, would have resulted in a discharge of Building Blocks from all claims of its creditors, including the Company; a discharge of the Company from all claims of Building Blocks and Building Blocks' creditors in exchange for the Company satisfying Building Blocks' obligations under a store lease (which the landlord has agreed to settle for $30,000); and the merger of Building Blocks with and into the Company. The Official Committee of Unsecured Creditors (the "Committee") in the Chapter 11 proceeding filed objections to certain aspects of Building Blocks' Reorganization Plan on September 18, 1997. The Company and Building Blocks are communicating with the Committee in an effort to resolve these objections and to produce a mutually agreeable Chapter 11 Plan. It is expected that a hearing on the disclosure statement regarding the Plan will be convened by the Bankruptcy Court by the middle of February 1998 and, subject to the outcome of this hearing, the Plan may be confirmed 25 days later.



                  The Company has only limited cash and had current liabilities of approximately $515,000 at June 29, 1997. As part of the negotiated revisions to the Plan the Company will seek credit for funding the settlement of the above-referenced store lease but may also agree to issue shares of its Common Stock to the creditors of Building Blocks and/or to settle additional creditor claims and/or to make payments to Building Blocks. The Company may also be required, at some future date, to issue up to 213,333 shares of its Common Stock pursuant to the settlement agreement described in "Business - Settlement of Legal Proceedings." In connection with this obligation, the Company has recorded a non-current liability on its books in the amount of $80,000, measured by the difference between the settlement amount of $650,000 and the market value of the shares actually issued on August 22, 1996 as part of the settlement. (See Note 7B to the Consolidated Financial Statements.)



                  It is not expected that the Company will receive any cash from Building Blocks upon completion of Building Blocks' bankruptcy proceedings. The Company has been receiving cash advances in the form of demand loans from the Stockholders in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. At June 29, 1997 the advances from the Stockholders (which are included in the current liabilities described above) aggregated $154,251 plus accrued interest of $3,217 at the rate of 8% per annum. There are no assurances as to the time or extent that the Stockholders' advances and/or forbearance will continue.



                  As a result of these matters, the report of the Company's independent auditor on the Company's June 29, 1997 financial statements contains a "going concern" explanatory paragraph.



                  The Company is attempting to attract an operating business with which to effectuate a business combination. There is no assurance that any business combination can ever be effectuated, and any such combination may depend, among other things, upon the outcome of Building Blocks' Chapter 11 Petition and upon the Company's ability to reach settlements of its outstanding obligations.



Results of Discontinued Operations -- 52-week period ended
----------------------------------------------------------
June 29, 1997 compared with the corresponding period ended
----------------------------------------------------------
June 30, 1996
-------------



Operations
----------




                  Net sales, substantially all of which were generated by Building Blocks, were $2,457,846 for the 52-week period ended June 29, 1997, a decrease of approximately 65% when compared with $7,126,444 for the corresponding period ended June 30, 1996. This decrease in net sales was due principally to the decreased number of stores operated by Building Blocks through January 31, 1997, after which the results of Building Blocks' operations are no longer consolidated with the Company, and the Company's lack of working capital to purchase holiday season inventory.



                  Gross Profit as a percentage of net sales decreased from approximately 42% for the 52-week period ended June 30, 1996 to approximately 35% for the 52-week period ended June 29, 1997. This is primarily the result of price discounting associated with the closing of stores during the fiscal 1997 period.

                  Selling, general and administrative expenses consist primarily of payroll, occupancy and advertising expenses associated with the Building Blocks stores. Such expenses were approximately 105% of net sales and approximately 74% of net sales during the 52-week periods ended June 29, 1997 and June 30, 1996, respectively. This increase as a percentage of sales is primarily due to the decline in revenue and the existence of fixed overhead expenses.



Store Closing Costs and Related Expenses
----------------------------------------



                  For the fiscal years ended June 29, 1997 and June 30, 1996, the Company recorded restructuring and other expense charges of $520,420 and $660,767, respectively, for the disposition of fixed assets and other costs related to the closing or expected closings of certain mall stores.



Other Income (Expenses)
-----------------------



                  In fiscal 1997 the Company recorded a $44,406 gain on the sale of its equity investment in CM Franchise Corp., an unaffiliated franchiser of retail carpet stores. Such gain results from the Company transferring its rights and interests in the investee's common stock with a recorded value of $179,744 in satisfaction of a $224,150 debt. In fiscal 1996 the Company recorded its proportionate share of the investee's loss against the $224,150 original acquisition cost of the investment. See "Certain Relationships and Related Transactions" and Note 5 to the Consolidated Financial Statements.



                  Effective January 28, 1997 the outstanding stock of BBFC was sold at a gain of $43,224.



                  The Company had interest income of $1,624 in 1997 and $110,437 in 1996, earned principally on interest-bearing cash accounts. In 1997, $3,333 of interest expense was incurred, principally on stockholder loans; none was incurred in 1996.



                  Other income consisting of various items primarily attributable to Building Blocks is not expected to recur.



                  The settlement of the guarantor obligation related to the bankrupt subsidiary represents the amount payable by the Company to a landlord in settlement of a Building Blocks store lease on which the Company was a limited guarantor.



                  The legal settlement relates to the settlement in August 1996 of a litigation in which the Company, without admitting liability, issued an aggregate of 650,000 shares of the Company's common stock with a market value of $570,000 on the date of issuance to the plaintiff and his designee. The Company also gave a limited guarantee of the realization by them of an average of $1 per share and reserved for issuance and delivered to an escrow agent 213,333 of its common shares for such purpose. In fiscal 1997, the Company recorded an additional obligation and expense of $80,000 arising from such guarantee.



                  The $786,269 gain on the deconsolidation of Building Blocks reflects the amount of Building Blocks' net deficit at the time of the Chapter 11 filing.




Loss Per Share
--------------



                  The loss per share for the year ended June 30, 1996 has been restated at $.01 higher than previously reported as the result of a correction to the weighted average number of shares outstanding applicable to such period.



               Interim Financial Statements and Subsequent Period
               --------------------------------------------------



                  The following discussion should be read in conjunction with the discussion of the Annual Financial Statements set forth above.



Liquidity and Capital Resources
-------------------------------



                  The Company has only limited cash and had current liabilities of approximately $599,000 at September 28, 1997. At September 28, 1997 the advances from stockholders and accrued interest thereon (which are included in said current liabilities) aggregated $249,321, plus accrued interest thereon at 8% per annum.



Period Subsequent to September 28, 1997
---------------------------------------



                  The Company has only limited cash and had current liabilities of over $600,000 at January 26, 1998. At January 26, 1998, the advances from the Stockholders (which are included in said current liabilities) aggregated $392,251, plus accrued interest thereon at 8% per annum. There remain no assurances as to the time or extent that the stockholder advances and/or forbearance will continue.



                  It is now expected that a hearing on the disclosure statement regarding the Plan will be convened by the Bankruptcy Court by the middle of February 1998 and, subject to the outcome of this hearing, the Plan may be confirmed 25 days later.



Results of Discontinued Operations
----------------------------------



                  The Company currently has no revenue-producing operations and is attempting to attract an operating business with which to effectuate a business combination. Such combination, in all likelihood, will be conditioned upon the resolution of Building Blocks' Chapter 11 proceedings. Other than its involvement with these matters, the Company's only activities subsequent to June 29, 1997 relate to its periodic reporting under the Securities Exchange Act. The Company continues to incur general and administrative expenses related to these endeavors.

                                    BUSINESS

Summary


                  The Company was organized under the laws of Florida in 1987. The Company originally operated a clinical laboratory which it sold as of December 31, 1991. On April 13, 1993, the Company acquired all of the issued and outstanding capital stock of Building Blocks for shares of the Company's Common Stock. Thereafter, Building Blocks operated a specialty educational and developmental toy store chain. In early 1996 the Company determined to pursue expansion of the Building Blocks chain through franchising, and the Company established BBFC as a second-tier wholly-owned subsidiary for that purpose.



                  Primarily as the result of continuing losses and negative cash flow experienced by Building Blocks, the Company began experiencing a working capital shortage in the spring of 1996. Despite a number of actions taken to reduce operating expenses and to generate revenue from franchising, Building Blocks and BBFC were not able to achieve profitability or to reverse the negative cash flow by the end of calendar 1996.




                  Effective January 28, 1997 the outstanding capital stock of BBFC was sold. The net proceeds from the sale ($43,224) were paid over to Building Blocks pursuant to an agreement requiring the parent of BBFC to obtain a general release from Building Blocks to BBFC. On January 31, 1997, Building Blocks filed a petition for relief under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 97-B-40684 (BRL)). The petition sought protection from creditors while Building Blocks attempted to dispose of its retail stores either through sales of the stores and assignment of their leases or by the liquidation of inventory and fixtures.



                  Effective February 28, 1997, and pursuant to a Bankruptcy Court order entered on that date, Building Blocks entered into an Agency Agreement with a liquidator for the purpose of liquidating its retail inventory. Building Blocks' ongoing operations include performance of its obligations under the Agency Agreement; disposition of its furniture, fixtures and equipment, and collection of receivables, all as specified in the February 28, 1997 order; the negotiation and prosecution of the "Plan" described below; the winding-down of its retail toy store operations; and the general and administrative matters related to the bankruptcy. On August 8, 1997, Building Blocks submitted to the Bankruptcy Court the Plan which, if approved, would have resulted in a discharge of Building Blocks from all claims of its creditors, including the Company; a discharge of the Company from all claims of Building Blocks and Building Blocks' creditors in exchange for the Company satisfying Building Blocks' obligations under a store lease (which the Company and the landlord have agreed to settle for $30,000); and the merger of Building Blocks with and into the Company. The Committee in the Chapter 11 proceeding filed objections to certain aspects of Building Blocks' Reorganization Plan on September 18, 1997. The Company and Building Blocks are communicating with the Committee in an effort to resolve these objections and to produce a mutually agreeable Chapter 11 Plan. It is expected that a hearing on the disclosure statement regarding the Plan will be convened by the Bankruptcy Court by the middle of February 1998 and, subject to the outcome of this hearing, the Plan may be confirmed 25 days thereafter.



         The Company has only limited cash and had current liabilities in excess of $600,000 at January 26, 1998. As part of the negotiated revisions to the Plan, the Company will seek credit for funding the settlement of the above-referenced store lease but may also agree to issue shares of its Common Stock to the creditors of Building Blocks and/or to settle additional creditor claims and/or to make payments to Building Blocks. The Company may also be required, at some future date, to issue up to 213,333 shares of its Common Stock to certain parties. See "Settlement of Legal Proceedings." The Company has recorded a non-current liability on its books in the amount of $80,000 in connection with this obligation. (See Note 7B to the Consolidated Financial Statements.)



                  It is not expected that the Company will receive any cash from Building Blocks upon completion of Building Blocks' bankruptcy proceedings. The Company has been receiving cash advances in the form of demand loans from the Stockholders in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. At January 26, 1998, the advances from the Stockholders (which are included in the current liabilities described above) aggregated $392,251, plus accrued interest at the rate of 8% per annum. There are no assurances as to the time or extent that the Stockholders' advances and/or forbearance will continue.



                  The foregoing raise substantial doubt about the Company's ability to continue as a going concern. (See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations.")



                  The Company is attempting to attract an operating business with which to effectuate a business combination. There is no assurance that any business combination can ever be effectuated, and any such combination may depend, among other things, upon the Company's ability to obtain the release from Building Blocks contemplated by the Plan, to reach settlements of its outstanding obligations and the amount of its net operating loss which may be preserved to offset future taxable income.

                  The principal executive offices of the Company are located at 477 Madison Avenue, New York, New York. Telephone: (212) 872-9684.



Employees
---------



                  As of January 26, 1998, the Company had one employee.



Properties

----------



                  The Company occupies approximately 100 square feet of executive office space in a suite of offices at 477 Madison Avenue, New York, New York 10022 which is leased by an entity controlled by certain of the Stockholders. This occupancy is on an at-will basis.



Settlement of Legal Proceedings
-------------------------------



                  Peter Sayet v. Institute For Laboratory Medicine. Inc., ILM
                  -----------------------------------------------------------
Acquisition L.P., M.P. Partners L.P., ILM Acquisition Corporation, LSJM Partners
--------------------------------------------------------------------------------
L.P., ILM N Corporation, Forest Hill Capital Corporation, Healthcare Venture
----------------------------------------------------------------------------
Management Corporation, Selig Zises, Glenn Meyers and Laurence Lurie.
---------------------------------------------------------------------


                  On August 22, 1996, the Company, the plaintiff (Sayet), and the other parties entered into an Agreement of Settlement and Compromise (the "Settlement Agreement") of the above-named lawsuit in which Mr. Sayet claimed damages of approximately $1,400,000 arising from events occurring at the time his employment with the Company terminated in 1992, when it operated under the name Institute for Laboratory Medicine, Inc. Under the Settlement Agreement, the Company issued an aggregate of 650,000 shares of its Common Stock to Sayet and a designee of Sayet's and reserved for issuance 213,333 shares of its Common Stock which are held by the Escrow Agent (the shares of Common Stock issued pursuant to the Settlement Agreement, the "Shares"). Pursuant to the requirements of the Settlement Agreement, the Company also entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company filed with the Securities and Exchange Commission a registration statement to permit the transfer or resale of the Shares and agreed to maintain the effectiveness of the registration statement until the earlier of the disposition of the Shares or the expiration of the applicable Rule 144 holding period.


                  Pursuant to the terms of the Settlement Agreement, in the event that the holders of the 650,000 Shares (the "Selling Stockholders") sell any Shares for more than $1.00 per Share, the Company shall receive 67% of such excess (the "Company Proceeds"). The Settlement Agreement also provides for a "Price Protection Pool" which shall be equal to the sum of: (i) $160,000 and
(ii) 25% of the Company Proceeds. If, after the sale of the entire 650,000 Shares by the Selling Stockholders, in bona fide open market transactions, the Selling Stockholders realize gross proceeds of less than $650,000 (the "Shortfall") the Company will be required either to pay the Shortfall to the Selling Stockholders, up to the amount of the Price Protection Pool, or to issue to the Selling Stockholders that number of the contingently issuable shares which have a market value equal to the Shortfall, up to a maximum of 213,333 Shares. The aforesaid 213,333 contingently issuable shares have been reserved for issuance and registered in the name of an Escrow Agent. The Company currently anticipates that its obligation under the guarantee would be satisfied by the delivery of the required number of escrowed Shares which delivery would be in complete satisfaction of the Company's obligation under the Settlement Agreement. As of the date hereof, 325,000 of the Shares have been sold. No shares have been sold for more than $1.00 per share and the Price Protection Pool is at $160,000.



Other Legal Proceedings
-----------------------



                  Building Blocks is a defendant in a number of legal proceedings instituted by landlords of various former Building Blocks store locations. These cases have been stayed by the bankruptcy proceeding and it is expected that the underlying claims will be extinguished upon the completion of the bankruptcy proceeding.



                  Of the aforementioned cases, the Company is a limited guarantor in Fashion Mall Partners, L.L.P. v. Building Blocks, Inc., City Court
- Westchester, New York, commenced September 26, 1996. This suit seeks $180,000 for rent arrearages under a lease to Building Blocks which was guaranteed by the Company, which guaranteed up to $180,000 of rent payments under this lease. The landlord subsequently filed a Proof of Claim with the Bankruptcy Court in the amount of approximately $480,000. The Landlord has agreed to settle this claim and the suit for a payment of $30,000.

                        DIRECTORS AND EXECUTIVE OFFICERS



                  The following table sets forth certain information as of January 26, 1998 concerning the directors and executive officers of the Company.




         Name                       Age     Position
         ----                       ---     --------



Seymour W. Zises                    44      Director
Steven E. Glass                     37      Secretary



                  Seymour W. Zises has been a director of the Company since June 1991, and is currently President and Chief Executive Officer of Family Management Corporation, a registered investment advisory firm in New York City which he established in September 1989. Mr. Zises also serves as President and Chief Executive Officer of Forest Hill Capital Corporation, a merchant banking concern. Mr. Zises is also an officer and a director of RCL Capital Corp., Inc., a merchant banking concern, and Disc Graphics, Inc., a product packaging design company. Prior to his founding Family Management, he was an independent financial service representative licensed with Integrated Resources Equity Corporation. Mr. Zises was one of several individual general partners or an officer or shareholder of a corporate general partner of six real estate limited partnerships which filed petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code between 1990 and February 1993. Mr. Zises serves on the Board of Trustees of Beth Israel Medical Center in New York City. Mr. Zises is a graduate of New York University.



                  Steven E. Glass has been associated with the Company as an employee or consultant since September, 1995 and was President and Chief Operating Officer of Building Blocks from April 1, 1996 to January 7, 1997 and has been Manager of Operations of Building Blocks since the latter date. He has also been Secretary of the Company since April 1, 1996. From June 1993 until March 1995, Mr. Glass was Director of Special Projects for EMI Records where he supervised strategic sales and marketing projects for television, film and children's music, including the implementation and direction of EMI's "Barney Music" division. Prior to joining EMI Mr. Glass spent 13 years in municipal government, including his last position as Special Assistant to the Borough President of Brooklyn, with responsibility for various business and commercial development projects.

                             EXECUTIVE COMPENSATION



                  Except for Steven E. Glass, no person who was an operating officer of the Company at June 29, 1997 received annual salary and bonus which, in the aggregate, exceeded $100,000 for the fiscal year ended June 29, 1997.



                                                                                                   Long-Term Compensation
                                                                                                   ----------------------
                                                                                                 Awards              Payouts
                                                                                                 ------              -------
                                                                                               Securities
                                                                                               Underlying           All Other
                                                              Annual Compensation             Options/SARS        Compensation
                                                              -------------------             ------------        ------------
           Name and                  Fiscal Year                         Other Annual
      Principal Position                Ended             Salary         Compensation              #                    $
      ------------------               -------            ------         ------------         ------------        ------------

Steven E. Glass                   June 29, 1997          $118,125           ---                 430,000               ---
Manager of Operations of
Building Blocks and
Secretary of the Company



                                  June 30, 1996          $ 36,779        $60,000                130,000*              ---

                                  July 2, 1995              N/A              N/A                  N/A                 N/A



---------------
* Restructured in fiscal
1997



Aggregated Option/SAR Exercises in
Last Fiscal Year and Fiscal Year End Option Values
--------------------------------------------------




                  The Company has no SAR's outstanding. No stock options were exercised by any executive officer during the fiscal year ended June 29, 1997.



                  The following table sets forth certain information as to the number and value of unexercised stock options held by the named officer at June 29, 1997.



                                                                                            Value of Unexercised
                                        Number of Unexercised                               In-The-Money Options
                                      Options at June 29, 1997                                At June 29, 1997
                                      ------------------------                               -----------------
         Name                   Exercisable              Unexercisable             Exercisable*             Unexercisable*
         ----                   -----------              -------------             ------------             --------------

Steven E. Glass                   430,000                    - 0 -                      ---                      ---



* None of the foregoing options were in-the-money at June 29, 1997.

                  Steven E. Glass was employed by Building Blocks pursuant to an employment agreement which became effective April 1, 1996 and expires on February 28, 1998. The agreement provided for a signing bonus of $10,000 and an annual salary of $112,500 the first year and $135,000 thereafter, a bonus of 5% of pre-tax profits before certain extraordinary items, an expenditure by the Company of up to $1,000 a month to provide a leased vehicle and certain related automobile expenses for Mr. Glass, and reimbursement of all business-related expenses. The Company guaranteed Building Blocks' obligations under the employment agreement.



                  In January, 1997, the Company and Steven E. Glass entered into an agreement which, among other things, modified the Company's obligations under its guarantee. As a result, the Company obtained the right, under certain circumstances, to employ Mr. Glass on the same economic terms as were provided in the employment agreement. In June, 1997, the Company exercised this right. The Company's obligation under the employment agreement terminates if Mr. Glass' employment is terminated (i) for "cause" as defined, (ii) by Mr. Glass' withdrawal other than due to non-payment, or (iii) by virtue of Mr. Glass' death or disability. In all other termination events, the Company will be liable for Mr. Glass' salary, subject to offset for income earned by Mr. Glass from other employment. The agreement provides for certain consulting services if required by the Company subsequent to the expiration or other termination of employment.



                  In February, 1997, options to purchase 130,000 shares of Common Stock previously held by Mr. Glass were restructured and he currently holds an option to purchase up to 430,000 shares of Common Stock at $.05 per share. Of such options, all of which are vested, 280,000 are exercisable through January 31, 2003, and 150,000 are exercisable through June 30, 2003.



                  The Company has agreed to indemnify Steve E. Glass in respect of claims against him arising from certain statements set forth in the Chapter 11 Petition based upon information provided to him by other persons associated with the Company or Building Blocks.

                              CERTAIN TRANSACTIONS



                  In July 1996, pursuant to an agreement negotiated between Selig A. Zises and Kevin R. Greene, the then Chairman of the Board of the Company, the Company received $224,150 from Mr. Zises to cover a working capital shortfall. Under the agreement with Mr. Zises the Company had the right to either repay the advance without interest or to transfer to him all of the Company's rights and interests in the common stock of CM Franchise Corp. and in warrants to purchase additional shares of such Common Stock it acquired in December 1995 for a total of $224,150. Payment of the advance or transfer of the aforesaid rights and interests was due on September 30, 1996, and such rights and interests were transferred to Mr. Zises on September 29, 1996.



                  During the period from December 23, 1996 through January 26, 1998, the Company borrowed an aggregate of $392,251 from Cathy Zises, Selig Zises and Seymour Zises. All such loans are evidenced by demand promissory notes bearing interest at 8% per annum.



                  Reference is made to "Executive Compensation" for information as to certain compensation arrangements with, and options granted to, present and former officers and directors of the Company.

                             PRINCIPAL STOCKHOLDERS



                  The following table sets forth certain information, as of January 26, 1998, regarding the beneficial ownership of the Company's Common Stock by (i) all persons known by the Company to own beneficially more than 5% of its outstanding Common Stock or its outstanding Series A-1 Preferred Stock,
(ii) each director and officer of the Company, and (iii) all directors and officers of the Company as a group. Unless otherwise stated, the Company believes that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.



                                                            Amount and
                                                            Nature of
                 Name and Address                           Beneficial   Percent of
Title of Class   of Beneficial Owner                        Ownership     Class(1)
--------------   -------------------                        ---------     --------

Common Stock     Cathy Zises                                 898,127(2)     9.9%
                 477 Madison Avenue
                 New York, New York 10022

Common Stock     Lynn Zises                                     796,317     8.8
                 477 Madison Avenue
                 New York, New York 10022

Common Stock     Nancy Zises                                    833,332     9.2
                 477 Madison Avenue
                 New York, New York 10022

Common Stock     Seymour W. Zises                            898,127(2)     9.9
                 477 Madison Avenue
                 New York, New York 10022

Common Stock     Steven E. Glass                             523,000(3)     5.5
                 477 Madison Avenue
                 New York, New York 10022

Series A-1       ILM Acquisition L.P.                      2,394,130(2)    100.0
Preferred Stock  477 Madison Avenue
                 New York, New York  10022


Common Stock     All directors and officers as a group     1,421,127(2)(3)  14.9
                 (2 persons)



(1) Based upon 9,084,238 shares of Common Stock outstanding, which does not include 213,333 contingently issued shares held by the Escrow Agent or shares of Common Stock issuable upon the exercise of the options described below in footnote (2). However, in computing the respective percentages of the Common Stock beneficially owned by the holders described in footnote (2), and in calculating the percentage of the Common Stock owned by all officers and directors as a group, the shares of Common Stock subject to options described in footnote (2) were deemed outstanding.



(2) The Shares reported for Cathy Zises include 148,060 shares held by her as custodian for her minor children. Cathy Zises is the wife of Seymour
         W. Zises. The shares reported for Seymour W. Zises are the shares held directly or as custodian by Cathy Zises. Mr. Zises may be deemed the beneficial owner of such shares. Mr. Zises disclaims such beneficial ownership. Shares of Series A-l Preferred Stock owned by ILM Acquisition, L.P. ("IALP") represent all of the Company's issued and outstanding Series A-l Preferred Stock. Selig A. Zises, a brother of Seymour W. Zises, may be deemed to be the beneficial owner of all of the shares of Series A-1 Preferred Stock held by IALP as a result of his ownership of all of the voting securities of the general partner of IALP. Family members of Seymour W. Zises are indirect beneficial owners of limited partnership interests in IALP. Seymour W. Zises disclaims any beneficial ownership of any of the Preferred Stock of the Company. Nancy Zises is a sister-in-law of Seymour W. Zises and Lynn Zises is the daughter of Selig Zises.



(3) Includes 430,000 shares of Common Stock purchasable pursuant to a currently exercisable stock option.



            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS



                  The Common Stock was quoted on the NASDAQ SmallCap System from

July 1, 1994 through November 26, 1996, and on the OTC Bulletin Board since November 27, 1996 under the symbol "SRGC". The following table sets forth the high and low sales prices on the NASDAQ SmallCap System and on the OTC Bulletin Board as reported by NASDAQ and the OTC Bulletin Board, respectively, for the periods indicated:



Period                                        High             Low
------                                        ----             ---



July 3, 1995 - October 1, 1995                7/8              1/4
October 2, 1995 - January 1, 1996             5/8              1/4
January 2, 1996 - March 31, 1996              31/32            5/16
April 1, 1996 - June 30, 1996                 1 1/4            19/32
July 1, 1996 - September 29, 1996             13/16            1/4
September 30, 1996 - December 29, 1996        9/32             .02
December 30, 1996 - March 30, 1997            .07              .015
March 31, 1997 - June 29, 1997                .17              .02
June 30, 1997 - September 28, 1997            .08              .03
September 29, 1997 - December 28, 1997        .04              .01



                  On January 1, 1998, there were approximately 233 holders of record of the Company's Common Stock and one holder of record of the Company's Series A-1 Preferred Stock.


                  The Company has never paid dividends on the Common Stock or on the Series A-1 Preferred Stock and does not anticipate paying any dividends in the foreseeable future.

                          DESCRIPTION OF CAPITAL STOCK

                  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Series A-1 Preferred Stock, par value $.001 per Share.

                  Holders of Common Stock are entitled to one vote for each share held on all matters voted on by shareholders of the Company and do not have cumulative voting rights relating to the election of directors. Holders of Common Stock are entitled to receive such dividends if, as and when declared by the board of directors and out of funds legally available. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to receive pro rata assets of the Company, if any, remaining after payment of all debts and liabilities.


                              SELLING STOCKHOLDERS

                  The following table sets forth the number of Shares being offered hereby by the Selling Stockholders. Neither of the Selling Stockholders has had any material relationship with the Company or any of its affiliates during the past three years. To the Company's knowledge, the Selling Stockholders do not have beneficial ownership of any shares of capital stock of the Company other than the Shares being offered hereby.


                                                             Percentage of
         Name                Number of Shares              Outstanding Stock
         ----                ----------------              -----------------

         Peter Sayet(1)              325,000(2)                   3.6%
         Howard Green(1)             325,000                      3.6%


---------------------
(1) Subsequent to the sale of all of the foregoing shares, Messrs. Sayet and Green may, under the terms of the Settlement Agreement between the Company and Mr. Sayet, become beneficial owners of an aggregate of 213,333 shares held by an escrow agent.


(2) As of the date hereof, the Company has been advised that all 325,000 of Mr. Sayet's shares have been sold.

                              PLAN OF DISTRIBUTION

                  The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Selling Stockholders may, from time to time, offer for sale and sell or distribute the Shares to be offered by it hereby (a) in transactions executed in the Over the Counter market, or any securities exchange on which the shares may be traded, through registered broker-dealers (who may act as principals, pledgers or agents) pursuant to unsolicited orders or offers to buy, (b) in negotiated transactions, or (c) through other means, including pursuant to the exemption provided by Commission Rule 144, if available. The Shares may be sold from time to time in one or more transactions at market prices prevailing at the time of sale or a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and its underwriters, dealers, brokers or agents. The Shares may also be offered in one or more underwritten offerings. The underwriters in an underwritten offering, if any, and the terms and conditions of any such offering will be described in a supplement to this Prospectus.

                  In connection with distribution of the Shares, the Selling Stockholders may enter into hedging or other option transactions with broker-dealers in connection with which, among other things, such broker-dealers may engage in short sales of the Shares pursuant to this Prospectus in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Shares short pursuant to this Prospectus and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which may result in the delivery of Shares to such broker-dealers who may sell such Shares pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares to a broker-dealer and upon default the broker-dealer may effect the sales of the pledged Shares pursuant to this Prospectus.

                  Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Stockholders and/or purchasers of Shares, for whom they may act. Such discounts, concessions, commissions or fees will not exceed those customary for the type of transactions involved. In addition, the Selling Stockholders and any such underwriters, dealers, brokers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act, and any profits on the sale of Shares by them and any discounts, commissions, concessions or fees received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Shares will be selected by the Selling Stockholders and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

                  Pursuant to the Settlement Agreement, the Selling Stockholders (and any underwriter and selling broker participating in the distribution of Shares) are entitled to indemnification by the Company against liability (including liability under the Securities Act and the Exchange Act) arising by reason of any untrue statement or omission or alleged omission (other than a statement provided by the Selling Stockholders) contained in the registration statement of which this Prospectus is a part.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

                  The Company's By-laws provide that the Company will indemnify its directors, officers, employees and agents to the fullest extent permitted by

Florida law.

                  In addition, the Company's Articles of Incorporation provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for approving a dividend, stock repurchases or other distributions to stockholders that would result in personal liability to the directors under Florida law, or
(iv) for any transaction in which the director derived an improper personal benefit.

                  Section 607.014 of Chapter 607 of the Florida Statutes provides that to the extent specified in or authorized by the articles of organization, a by-law adopted by shareholders or a resolution adopted by the holders of the majority of shares of stock entitled to vote on the election of directors, a corporation can indemnify directors, officers, and other employees or agents of the corporation except as to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that the action was in the best interests of the corporation. The Company's Articles of Incorporation provide, in part, that the Company shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding, or claim, by reason of the fact that such person is or was a director or officer of the Company or while a director or officer is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization, including service in any capacity with respect to employee benefit plans, against all liabilities, costs, expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the defense or disposition of or otherwise in connection with or resulting from any such action, suit, proceeding or claim.

                  Pursuant to the Settlement Agreement, the directors and officers of the Company are entitled to indemnification by the Selling Stockholders against liability (including liability under the Securities Act and the Exchange Act) arising by reason of any statement contained in the registration statement that the Selling Stockholders provided to the Company in writing explicitly for use in this registration statement, being false or misleading or omitting to state a material fact necessary to be stated in order that the statements made in this registration statement, in the circumstances in which they are made, not be misleading.

                  Insofar as indemnification of liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with any of the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  The Company has agreed to indemnify Steven E. Glass in respect of claims against him arising from certain statements set forth in the Bankruptcy Petition of Building Blocks which are based upon information provided to him by other persons associated with the Company or Building Blocks.

                                     EXPERTS


                  The financial statements as of and for the fiscal year ended June 29, 1997 included in this Prospectus have been audited by Jeffrey M. Brinn, CPA, South Huntington, New York, independent certified public accountant, to the extent and for the period set forth in his report appearing elsewhere herein, which report contains an explanatory paragraph regarding an uncertainty as to the ability of the Company to continue as a going concern, and are included in reliance upon such report given upon the authority of said individual as an expert in accounting and auditing.



                  The financial statements for the fiscal year ended June 30, 1996 included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report appearing elsewhere herein, which report contains an explanatory paragraph regarding an uncertainty as to the ability of the Company to continue as a going concern, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

                  The validity of the securities offered hereby were passed upon for the Company by Goodkind Labaton Rudoff & Sucharow LLP, New York, New York.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report ................................................F-1

Report of Independent Certified Public Accountants...........................F-2

Consolidated Balance Sheet at June 29, 1997..................................F-3

Consolidated Statements of Operations for the Years Ended
         June 29, 1997 and June 30, 1996.....................................F-4

Consolidated Statements of Stockholders' Equity (Deficit)
         for the Years Ended June 29, 1997 and June 30, 1996.................F-5

Consolidated Statements of Cash Flows for the Years Ended
         June 29, 1997 and June 30, 1996.....................................F-6

Notes to Consolidated Financial Statements...........................F-7 to F-15

Condensed Consolidated Balance Sheet
         at September 28, 1997 (Unaudited)..................................F-16

Condensed Consolidated Statements of Operations for the
         13-week periods ended September 28, 1997
         and September 29, 1996 (Unaudited).................................F-17

Condensed Consolidated Statements of Cash Flows for the
         13-week periods ended September 28, 1997
         and September 29, 1996 (Unaudited).................................F-18

Notes to Condensed Consolidated Financial Statements
         (Unaudited)................................................F-19 to F-22

                         INDEPENDENT AUDITOR'S REPORT

To the Director and Shareholders
Specialty Retail Group, Inc.
New York, New York

I have audited the accompanying consolidated balance sheet of Specialty Retail Group, Inc. and Subsidiaries as of June 29, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the 52 weeks then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Specialty Retail Group. Inc. and Subsidiaries, as of June 29, 1997 and the consolidated results of their operations and cash flows for the 52 weeks then ended in conformity with generally accepted accounting principles.

As discussed in the following paragraph and in Notes 1, 2 and 3 to the accompanying consolidated financial statements, in accordance with generally accepted accounting principles the consolidated reporting entity has been changed, effective as of January 31, 1997, to exclude the accounts of the Company's wholly-owned and last remaining operating subsidiary, Building Blocks, Inc., which filed a petition in bankruptcy on such date.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Notes 1, 2 and 3 to the consolidated financial statements, pursuant to the Chapter 11 bankruptcy filing, the subsidiary has permanently ceased operations and liquidated its operating assets. The Company has no remaining operating businesses. None of the subsidiary's assets are expected to remain at the conclusion of the bankruptcy proceedings. As set forth on the accompanying consolidated balance sheet at June 29, 1997, the Company has total assets of $53,318 and deficits in working and equity capital at such date of $464,937 and $541,684, respectively. Such factors coupled with the lack of any revenue producing operations raise substantial doubt about the Company's ability to continue as a going concern. As also discussed in Note 2, management of the Company is seeking a business combination with an operating company. There is no assurance that management will be successful in such endeavor. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

                                            /s/ Jeffrey M. Brinn
                                            ---------------------------
                                            Certified Public Accountant

South Huntington, New York
November 4, 1997

Report of Independent Certified Public Accountants

To The Board of Directors and Stockholders of
Specialty Retail Group, Inc.

We have audited the consolidated statements of operations, stockholders' equity, and cash flows of Specialty Retail Group, Inc. and Subsidiary for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and cash flows of Specialty Retail Group, Inc. and Subsidiary for the year ended June 30, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP
--------------------

New York, NY

September 20, 1996

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                                JUNE 29, 1997

                                    ASSETS

Current assets:

    Cash                                                                                      $     32,156
    Prepaid insurance                                                                               17,909
                                                                                              ------------
    Total current assets                                                                            50,065

Property and equipment, net (Notes 1F and 4)                                                         3,253
                                                                                              ------------

Total assets                                                                                  $     53,318
                                                                                              ============

                                   LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

    Accounts payable and accrued expenses                                                     $    312,164
    Lease guarantee settlement payable (Note 3)                                                     30,000
    Corporation taxes payable                                                                        5,370
    Demand loans payable to stockholders (Note 6A)                                                 157,468
    Due to unconsolidated subsidiary (Note 2)                                                       10,000
                                                                                              ------------

    Total current liabilities                                                                      515,002

Other liabilities:

    Legal settlement (Note 7B)                                                                      80,000
                                                                                              ------------

Total liabilities                                                                                  595,002
                                                                                              ------------

Commitments and contingencies (Notes 2, 3, 7, 8 and 9)

Stockholders' deficit:

    Series A-1 Preferred Stock; 10,000,000 shares authorized; $.001 par value;
        issued and outstanding, 2,394,130 shares (Note 7A)                                           2,394
    Common stock; 100,000,000 shares authorized; $.001 par value; 9,324,738
        shares issued (Note 7B)                                                                      9,325
    Additional paid-in capital                                                                  11,573,570
    Accumulated deficit                                                                        (11,951,309)

    Treasury stock, 240,500 shares at cost (Note 1L)                                              (175,664)
                                                                                              ------------

Total stockholders' deficit                                                                       (541,684)

Total liabilities and stockholders' deficit                                                   $     53,318
                                                                                              ============

         See accompanying notes to consolidated financial statements.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             52 Weeks Ended
                                                              ------------------------------------------
                                                                 June 29, 1997            June 30, 1996
                                                              ------------------        ----------------
Results of Discontinued Operations:

    Net sales                                                     $ 2,457,846              $ 7,126,444
    Cost of sales                                                   1,602,663                4,136,490
                                                                  -----------              -----------
    Gross profit                                                      855,183                2,989,954
                                                                  -----------              -----------

    Operating costs:

        Selling, general and administrative expenses                2,587,603                5,302,821
        Store closing costs and related expenses (Note 11)            520,420                  660,767
                                                                  -----------              -----------
                                                                    3,108,023                5,963,588
                                                                  -----------              -----------

    Loss from operations                                           (2,252,840)              (2,973,634)

    Other income (expenses):

        Gain on sale of (loss attributable to) equity
           investment (Notes 5 and 6B)                                 44,406                  (44,406)
        Gain on sale of franchising subsidiary (Note 2)                43,224                      -
        Interest income (expense), net of income of
           $1,624 in 1997                                              (1,709)                 110,437
        Other income                                                   54,744                  124,955
        Settlement of guarantor obligation related to
           bankrupt subsidiary (Note 3)                               (30,000)                     -
        Legal settlement, non-cash (Note 7B)                          (80,000)                (570,000)
        Gain on deconsolidation of bankrupt subsidiary
           (Note 3)                                                   786,269                      -
                                                                  -----------              -----------
    Loss before income taxes                                       (1,435,906)              (3,352,648)

    Income tax expense (Notes 1K and 9)                                   -                     26,020
                                                                  -----------              -----------
    Net loss                                                      $(1,435,906)             $(3,378,668)
                                                                  ===========              ===========
    Net loss per share (Note 1L)                                  $      (.16)             $      (.40)
                                                                  -----------              -----------

    Weighted average number of common shares

        outstanding (Note 1L)                                       8,991,635                8,434,238
                                                                  ===========              ===========

               See accompanying notes to financial statements.

                         SPECIALTY RETAIL GROUP, INC.
                               AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                52 WEEKS ENDED JUNE 29, 1997 AND JUNE 30, 1996


                     Preferred Stock     Common Stock
                    -----------------  -----------------
                                                           Additional                                      Total
                    Number of          Number of             Paid-in      Accumulated    Treasury      Stockholders'
                     Shares    Amount   Shares    Amount     Capital        Deficit       Stock      Equity (Deficit)
                    ---------  ------  ---------  ------   ----------     -----------    --------    ----------------
Balance,
  July 2, 1995      2,394,130  $2,394  8,674,738   $8,675  $11,004,220  $ (7,136,735)   $(175,664)      $ 3,702,890

Net loss                   -       -          -        -            -     (3,378,668)         -          (3,378,668)
                    ---------  ------  ---------   ------  -----------  ------------    ---------       -----------

Balance, June 30,
  1996,             2,394,130   2,394  8,674,738    8,675   11,004,220   (10,515,403)    (175,664)          324,222

Shares issued for
  legal settlement
  (Note 7B)                -       -     650,000      650      569,350            -            -            570,000

Net loss                                                                  (1,435,906)                    (1,435,906)
                    ---------  ------  ---------   ------  -----------  ------------    ---------       -----------

Balance, June 29,
  1997              2,394,130  $2,394  9,324,738   $9,325  $11,573,570  $(11,951,309)   $(175,664)      $  (541,684)
                    =========  ======  =========   ======  ===========  ============    =========       ===========


         See accompanying notes to consolidated financial statements.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             52 Weeks Ended
                                                              ------------------------------------------
                                                                 June 29, 1997            June 30, 1996
                                                              ------------------        ----------------
Cash flows from operating activities:

    Net loss                                                     $(1,435,906)              $(3,378,668)
                                                                 -----------               -----------
    Adjustments to reconcile net loss to net cash
      used in operating activities:
           Depreciation and amortization                              47,674                   307,248
           Writeoff of goodwill                                      136,882                       -
           Loss on disposal of equipment and writeoff
               of leasehold improvements                             330,776                   699,674
           Loss (gain) attributable to equity investment             (44,406)                   44,406
           Gain on sale of subsidiary                                (43,224)                      -
           Gain on deconsolidation of bankrupt subsidiary           (786,269)                      -
           Legal settlement                                           80,000                   570,000

    Decrease (increase) in:
        Inventory                                                    846,777                   120,099
        Other current assets                                          86,863                   (11,213)
        Other assets                                                  89,027                   (45,116)

    Increase (decrease) in:
        Accounts payable and accrued liabilities                     (46,514)                 (496,330)
        Lease guarantee settlement payable                            30,000                        -
                                                                 -----------               -----------
    Total adjustments                                                727,586                 1,188,768
                                                                 -----------               -----------
    Net cash used in operating activities                           (708,320)               (2,189,900)
                                                                 -----------               -----------
    Cash flows from investing activities:

        Cash of bankrupt subsidiary at date of
           bankruptcy                                                (64,541)                      -
        Expenditures for property and equipment, net                  (3,614)                 (112,132)
        Proceeds from sale of subsidiary, net                         43,224                       -
        Equity investment (Note 5)                                       -                    (224,150)
                                                                 -----------               -----------
        Net cash used in investing activities                        (24,931)                 (336,282)
                                                                 -----------               -----------
    Cash flows from financing activities:

        Loans from stockholders                                      378,401                       -
                                                                 -----------               -----------
        Net cash provided by financing activities                    378,401                       -

                                                                 -----------               -----------
    Net decrease in cash and cash equivalents                       (354,850)               (2,526,182)

    Cash and cash equivalents, beginning of year                     387,006                 2,913,188
                                                                 -----------               -----------
    Cash and cash equivalents, end of year                       $    32,156               $   387,006
                                                                 ===========               ===========
Supplemental disclosure of cash flow information
    (Note 10)


               See accompanying notes to financial statements.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  Organization

         Specialty Retail Group, Inc. (the "Company") is a holding company that was engaged in the operation and franchising of retail specialty toy stores. In July 1996, the Company capitalized a newly-formed wholly-owned subsidiary, Building Blocks Holdings, Inc., ("BBHI"), which formed and subsequently sold Building Blocks Franchise Corp., ("BBFC"). Prior to its sale to unrelated parties in January 1997, BBFC sold two Building Blocks retail store franchises.

         As discussed in Notes 2 and 3, as of January 31, 1997 the Company had sold or discontinued all business operations and its subsidiary, Building Blocks, Inc., ("BBI"), filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The only current operations are the general and administrative costs related to the bankruptcy, maintaining a business office and complying with its reporting obligations as a publicly-owned company. The Company is seeking opportunities for business combinations.

     B.  Basis of Consolidation and Financial Statement Presentation

         The consolidated financial statements include the accounts of the Company and its Subsidiaries, BBHI and SRG Management Corp., neither of which has any present operations. The results of operations of BBFC and BBI are included through the date of the sale of BBFC and BBI's bankruptcy filing, respectively. All significant intercompany balances and transactions have been eliminated in consolidation. The Company recorded a gain of $786,269 upon the deconsolidation of BBI. (See Note
         3). As discussed above, the Company has discontinued all of its revenue-producing business operations. Except as specifically noted, no adjustments have been made to revalue assets or liabilities. All operations are reported as results of discontinued operations.

     C.  Cash Equivalents

         Cash equivalents for purposes of reporting cash flows consisted principally of treasury securities and highly liquid money market accounts purchased with an original maturity of three months of less. Such accounts were carried at cost plus accrued interest, which approximated market.

     D.  Inventories

         Inventories were stated at the lower of cost, determined by the retail inventory method on the first-in, first-out (FIFO) basis.


     E.  Store Opening and Closing Costs

         The Company had deferred store pre-opening costs, expensing such amounts over a 12-month period. Unexpired store pre-opening costs were written off and additional costs associated with a store closing were accrued when the decision was made to close the location.

     F.  Property and Equipment

         Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of 3 to 7 years. Leasehold improvements had been amortized over 10 years or the related lease term, whichever was shorter. Applicable property and equipment were written off as stores were closed and the assets were abandoned or sold.

     G.  Goodwill

         The excess of purchase price over the fair value of net assets acquired was amortized on the straight-line method over 15 years. Due to BBI's bankruptcy and the sale of BBFC, the Company determined that goodwill had no future value and wrote off the balance of $136,882 at December 29, 1996.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     H.  Long-Lived Assets

         Statement of Financial Accounting Standards No. 121 requires a review of long-lived assets and certain identifiable assets related to those assets for impairment whenever changed circumstances and situations indicate that the carrying amounts may not be recoverable. If the undiscounted future cash flows are less than the assets' carrying amounts, their carrying amounts are reduced to fair value and an impairment loss is recognized. Applicable write downs were recorded at December 29, 1996.

     I.  Stock Options

         The Company, consistent with generally accepted accounting principles, accounts for stock options pursuant to the intrinsic value method specified by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereunder compensation cost is not recognized as long as the exercise price of the option equals or exceeds the fair value of the underlying stock on the date of grant. In October

         1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires that the fair value of stock options be measured on the date of grant using an applicable statistically-based, market-sensitive, computerized financial model. However, this pronouncement allows companies to continue to account for stock options under the previous intrinsic value method as long as they disclose the pro-forma effects as if the new method had been adopted. (See Note 8).

     J.  Revenue Recognition

         Revenue from sales of the Company's products was recognized at the time of sale.

     K.  Income Taxes

         The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred income tax benefit or expense is measured by the change in deferred income tax assets or liabilities during the year. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. (See Note 9).

     L.  Per Share Data

         Per share data is calculated based on the weighted average number of shares of common stock outstanding during the period. The Company's outstanding stock options are excluded from the fiscal 1997 and 1996 computations as their effect would be antidilutive during these periods. The weighted average number of shares outstanding for fiscal 1996 has been restated to reflect the effect of 240,500 shares held in the treasury throughout such period. Such shares were acquired during fiscal 1995. The effect of 213,333 shares issuable pursuant to a settlement of litigation in August 1996 is not reflected as it is also antidilutive. (See Note 7B). It is not anticipated that the Company's per share data will be materially affected by application of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," issued in February 1997 and effective for annual and interim periods ending after December 15, 1997.

     M.  Fiscal Year

         The Company has a 52/53 week fiscal year ending on the Sunday closest to June 30. Fiscal 1997 and 1996 each consisted of 52 weeks.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     N.  Fair Value of Financial Instruments

         The carrying amounts of cash, other current assets, accounts payable and accrued liabilities approximate fair value because of the short maturity of these items.

     O.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; they do not include adjustments relating to the recoverability of recorded asset amounts and classification of recorded assets and liabilities.

On January 31, 1997, BBI filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 97-B-40684 (BRL)). The petition sought protection from creditors while BBI liquidated its inventory and fixtures. Effective January 28, 1997 the outstanding capital stock of BBFC, which owns the "Building Blocks" trademarks, was sold by BBHI. The net proceeds from the sale were used first to repay amounts owed by BBFC to the Company and BBI. The remainder of the proceeds of approximately $10,000 is payable to BBI pursuant to an agreement under which BBHI obtained a general release from BBI. The Company recognized a gain of $43,224 on the sale of BBFC.

The Company, which has no other business operations, is seeking to locate an operating business with which to effectuate a business combination. At June 29, 1997, the Company has $53,318 of assets and $515,002 of liabilities, excluding $80,000 of liabilities which are payable through the issuance of 213,333 shares of common stock. (See Note 7B). The Company has been receiving cash advances in the form of demand loans from three of its stockholders in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. At June 29, 1997 such advances (which are included in the liabilities described above) aggregated $154,251 plus accrued interest of $3,217. There are no assurances as to the time or extent that the stockholder advances and/or forbearance will continue. Further, there is no assurance that any business combination can ever be effectuated. Any such combination may depend upon the outcome of BBI's Chapter 11 reorganization plan and the Company's ability to reach settlements of its outstanding obligations. The foregoing raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 3 - BANKRUPTCY OF BBI SUBSIDIARY

As discussed in Notes 1A and 2, BBI filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code on January 31, 1997. In a Chapter 11 case, substantially all liabilities of the debtor, as of the date of the filing are subject to resolution under a plan of reorganization to be voted upon by the debtor's creditors and stockholders and confirmed by the Bankruptcy Court. Financial schedules filed by the debtor as of the date of the filing showed that liabilities exceeded assets by approximately $800,000. Differences between amounts shown by the debtor and claims filed by creditors are investigated and resolved. The amount and settlement terms for such disputed liabilities are subject to allowance by the Bankruptcy Court. Ultimately the adjustment of all liabilities of the debtor remains subject to a Bankruptcy Court approved plan of reorganization and, accordingly, is not presently determinable.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - BANKRUPTCY OF BBI SUBSIDIARY (continued)

Under the Bankruptcy Code, the debtor may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition contracts, subject to Bankruptcy Court review. BBI rejected all of its leases and contracts other than an employment agreement with one officer, which contract was assigned to, and assumed by the Company. The debtor cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts and no provisions have yet been made for these items. All assets of the debtor have either been sold or written down to a realizable value. Based on such values, both the Company and BBI have determined that none of BBI's assets will be distributable to the Company.

Upon the filing of its Chapter 11 petition, the accounts of BBI were no longer consolidatable with that of the Company. The Company recorded a gain on the deconsolidation of $786,269, measured by the net deficit in the subsidiary at the time of filing. The carrying value of the Company's investment in BBI had previously been written down to zero. Subsequent to June 29, 1997 the Company agreed to settle an obligation arising from its limited guarantee of a BBI lease by agreeing to pay $30,000 to the claimant landlord in exchange for a complete release of all claims by the landlord against BBI and the Company. Such claims by the landlord totaled $478,000 against BBI, of which the Company was liable for up to $180,000. The $30,000 liability payable to the landlord in satisfaction of the Company's contingent obligation as limited guarantor has been accrued at June 29, 1997. In addition, a release of all claims by BBI against the Company is being sought in the bankruptcy proceedings. Bankruptcy Court approval is required for releases given either to or from BBI. Further, as part of negotiated revisions to BBI's plan of reorganization, the Company may agree to settle other claims against BBI and/or make payments to or on behalf of BBI and/or issue shares of the Company's common stock to BBI's creditors.

The proposed release by BBI of all claims it may have against the Company will include a release of a possible claim which arose subsequent to the filing of the bankruptcy petition by BBI. Such claim, if it is asserted by BBI's Creditors' Committee, will have arisen in the Company's opinion from unaudited financial information previously filed with the Bankruptcy Court. Such unaudited financial information erroneously reported an intercompany receivable due from the Company to BBI in the amount of $220,000. The Company has determined that such receivable should not have been reported as outstanding in reports to the Bankruptcy Court as it should properly have been offset by or deemed paid by amounts in excess of $6,000,000 loaned to and/or invested in BBI by the Company. The Company does not believe that the Court will uphold any such claim if one is made against the Company by the Creditors' Committee.

The ultimate outcome of these matters are presently not determinable.

Capsule balance sheet information of BBI at June 29, 1997 is as follows:

         Cash, including $262,919 in escrow         $   265,208
         Due from affiliate (BBHI)                       10,000
         Other current assets                             7,272
         Security deposits                               14,228
                                                    -----------
         Total assets                               $   296,708
                                                    ===========
         Accounts payable and accrued expenses      $   148,173
         Liabilities subject to compromise            1,520,021
                                                    -----------
         Total liabilities                          $ 1,668,194
                                                    ===========
         Stockholder's deficit                      $(1,371,486)
                                                    ===========

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - PROPERTY AND EQUIPMENT

This account consists of furniture, fixtures and equipment, net of accumulated depreciation of $59,299.

NOTE 5 - EQUITY INVESTMENTS

Effective December 14, 1995, the Company acquired 25% of the Common Stock of CM Franchise Corp., a franchiser of specialty carpet retailers operating under the registered trademark of "Carpet Master" for a total consideration of $224,150.

In addition, as part of the transaction, the Company obtained an option to acquire an additional 12.5% of CM Franchise Corp.'s common stock. The Company accounted for this transaction using the equity method.

In July 1996, the Company received a loan of $224,150 to cover a working capital shortfall. Under the agreement, the Company had the right to either repay the advance without interest or to transfer to the lender all of the Company's rights and interests in the common stock of CM Franchise Corp. and warrants to purchase additional shares of such common stock it acquired in December 1995. The Company transferred the rights and interests in satisfaction of the loan on September 29, 1996. As a result, the Company recorded a $44,406 gain on this transaction. (See Note 6B).

NOTE 6 - RELATED PARTY TRANSACTIONS

      A. Demand Loans Payable to Stockholders

         Since December 23, 1996, the Company has received cash advances in the form of demand loans from three of its stockholders bearing interest at 8% per annum. The total amount due stockholders at June 29, 1997 was $157,468, including accrued interest of $3,217.

      B. Transfer of Equity Interest in Satisfaction of Stockholder Loan

         In July 1996, pursuant to an agreement negotiated between Selig A. Zises and Kevin R. Greene, Chairman of the Board of the Company, the Company received $224,150 from Mr. Zises to cover a working capital shortfall which was subsequently repaid. (See Note 5).

      C. Other

         On November 17, 1995, the Company invested in a series of promissory notes for an aggregate of $1,000,000. The maker of the notes was a corporation engaged in the finance industry. The notes were automatically renewed for 90-day maturities unless the Company determined not to renew. $400,000 of the original notes were repaid during the quarter ended March 31, 1996. The remaining notes, each for $300,000, matured and were paid in April 1996 and June 1996. The notes were guaranteed by Selig A. Zises, who is a significant investor in the maker of the notes and may be deemed to be the beneficial owner of the Company's outstanding Series A-1 Preferred Stock. (See Note 7A).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     A.  Terms and Preferences of Preferred Stock

         The Series A-1 Preferred Stock pays no dividends or interest and is not convertible into common stock. It has a liquidation preference of $.001 per share, is redeemable at $.001 per share and votes on the basis of one vote per share with the holders of the common stock, as a single class, on all matters presented to stockholders.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

     B.  Legal Settlement - Issuance of Common Stock

         The Company was a party defendant in a lawsuit with a former officer, director and shareholder of the Company's predecessor corporation who alleged, among other things, breach of contract, fraud, defamation, interference with stock transfer rights, breach of fiduciary duties by certain former officers of the Company, conspiracy to defraud, and interference with respect to a termination payment of $1,400,000 pursuant to an employment agreement with the Company. In August 1996, the Company settled this litigation without admitting liability by issuing an aggregate of 650,000 shares of the Company's common stock to the plaintiff and his designee. The Company accordingly recorded a noncash expense of $570,000 which appears as "Legal Settlement, non-cash" in the accompanying consolidated statement of operations for the year ended June 30,1996. Such non-cash expense is based on the market value of the Company's common stock at the time of issuance.

         The Company also agreed to guarantee up to $160,000 for any shortfall from $650,000 realized upon the sale by the holders of all of the 650,000 shares. The Company may satisfy the guarantee by a cash payment or issuance to the holders of an additional 213,333 common shares currently being held by an escrow agent. The agreement further provides for the Company to receive 67% of the excess over $650,000, if any, of proceeds received by the plaintiff and his designee from market sales of the shares. For the year ended June 29, 1997, the Company has recognized an additional obligation and expense of $80,000 related to the settlement arising from its agreement to guarantee the shortfall.

     C.  Lease Commitments

         The Company presently has no operating lease commitments. The Company currently occupies office space on a month-to-month basis in premises leased by an entity controlled by certain of the Company's principal stockholders. Rent expense for store and office leases approximated $596,000 and $1,214,000 for the fiscal years ended June 29, 1997 and June 30, 1996, respectively.

     D.  Employment Agreement

         The Company has an employment agreement with its sole officer/employee. Such agreement is for the 23 months ending February 28, 1998. As of June 29, 1997, base compensation payable for the remainder of the employment term aggregates $90,000. The officer also receives an automobile allowance of $1,000 per month, reimbursement of reasonable expenses and fringe benefits of the type usually provided to corporate officers. The agreement contains standard confidentiality covenants and provides for certain consulting services if required by the Company subsequent to the termination of employment. A related agreement provides for the officer's indemnification under certain conditions.

NOTE 8 - STOCK OPTION PLANS

In December 1991 and October 1994, the Company established the 1991 Nonqualified Stock Option Plan and the 1994 Stock Option Plan (the "Plans") under which a total of 700,000 and 500,000 shares, respectively, of the Company's common stock could be issued to officers, directors, employees and independent contractors of the Company. The Plans are administered by a committee appointed by the Board of Directors (the "Committee"). The Committee has authority, subject to the terms of the Plans to determine the individuals to whom options may be granted, the exercise price and the number of shares of common stock subject to each option, the time or times during which all or a portion of each option may be exercised and certain other provisions of each option. As of June 29, 1997, an aggregate of 770,000 shares remain available for future grant of options under the Plans.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - STOCK OPTION PLANS (continued)

Nonqualified stock option activity has been as follows:

                                                                 Number of           Exercise price
                                                                  shares                per share
                                                                 ---------           --------------
         Outstanding at July 2, 1995                              560,000            $1.00 to $2.31
         Granted                                                  130,000            $. 75 to $1.00
         Expired/canceled                                        (100,000)           $1.00 to $1.50
         Exercised                                                     -                   -
                                                                 --------            --------------
         Outstanding at June 30, 1996, of
           which 466,667 were exercisable                         590,000            $ .75 to $2.31
                                                                 --------            --------------
         Granted:
           Conditional, subsequently forfeited                     80,000            $1.25 to $2.00
           Fully vested at year-end                               430,000            $ .05
         Canceled and/or forfeited:

           Outstanding, beginning of year                        (590,000)           $ .75 to $2.31
           Granted during year                                    (80,000)           $1.25 to $2.00

         Exercised during year                                         -                   -

                                                                 --------            --------------
         Outstanding and exercisable, June 29, 1997               430,000            $.05
                                                                 ========            ==============

Pursuant to the Plan, the exercise price of shares is determined by the Committee at the time of grant but may not be less than the lesser of (i) the book value per share of common stock as of the end of the fiscal year of the Company immediately preceding the date of grant or (ii) 50% of the fair market value per share of common stock at the date of grant. All options granted prior to the 430,000 options exercisable at June 29, 1997 have approximated the then current fair market value. The term of an option may not exceed 10 years from the date of the grant. Unless otherwise determined by the Committee, options granted vest and become exercisable at a rate of at least 33 1/3% per year from the date of the grant.

On February 1, 1997, the Company granted non-qualifying options to purchase 430,000 shares, exercisable at $.05 per share, which price exceeded the market price of the Company's shares at the date of grant. At June 29, 1997, all of such options were fully vested. Of such options, all of which are held by the Company's sole officer/employee, 280,000 may be exercised until January 31, 2003 and 150,000 may be exercised until June 30, 2003. Such exercise rights shall survive the termination of the officer/employee's employment as well as the merger, corporate reorganization or acquisition of the Company.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee and compensatory stock options. Under APB 25, because the exercise price of the Company's stock option equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro-forma information regarding net income and earnings (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of non-conditional options granted in fiscal 1997 and 1996 was estimated at the date of each grant using a Black-Scholes option pricing model with the following weighted average assumptions:
                                                  1997            1996
                                                  ----            ----
     Weighted average expected life of options     4.0             4.0
     Risk free interest rate                       6.0%            6.0%
     Dividend yield                                0.0%            0.0%
     Volatility factor                           160.0%          169.0%

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - STOCK OPTION PLANS (continued)

The conditional options granted in 1997, which were to vest incrementally in proportion to the number of Building Blocks franchises sold by BBFC, were not susceptible of fair value measurement due to the impossibility of quantifying the likelihood of their being exercised; accordingly they are not considered to be stock options giving rise to compensation expense as defined by the Statement. Such options were forfeited in fiscal 1997 due to the termination of their holders' employment. Under the Black-Scholes option pricing model used by the Company, the 430,000 options granted on February 1, 1997 each had a fair value of $.05.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. However, if compensation cost had been determined on the basis of the Statement for the non-conditional options issued in fiscal 1997 and 1996, net loss and loss per share (both primary and fully diluted) would have changed as follows:

                                   1997                        1996
                          ----------------------      ----------------------
                          Reported     Pro-forma      Reported     Pro-forma
                          --------     ---------      --------     ---------

    Net loss           $(1,435,906)  $(1,457,406)  $(3,378,668)  $(3,467,768)
                        ===========   ===========   ===========   ===========
     Loss per share     $      (.16)  $      (.16)  $      (.40)  $      (.41)
                        ===========   ===========   ===========   ===========


NOTE 9 - INCOME TAXES

The provision for income taxes consists of the following:

                                          52 Weeks Ended
                                ----------------------------------
                                June 29, 1997        June 30, 1996
                                -------------        -------------
         Currently payable:
           Federal                 $     -             $     -
           State                         -               26,020
                                   --------            --------
                                         -               26,020
                                   --------            --------
         Deferred:
           Federal                       -                   -
           State                         -                   -

                                   --------            --------
                                         -                   -
                                   --------            --------
         Total                     $     -             $ 26,020
                                   ========            ========

The Company files a consolidated federal tax return including all of its subsidiaries. Consolidated taxable losses in fiscal 1997 and 1996 provided no income tax benefits in either year. The Company has not yet filed its tax returns for fiscal 1996. However, no federal income tax was incurred in 1996 and virtually all of the state tax liabilities had been prepaid; any minor balances payable were accrued as applicable.

At June 29, 1997, the Company has net operating loss carryforwards of approximately $13,475,000 available for federal and state income tax purposes expiring over the next five to fifteen years, depending on the jurisdiction. Such loss carryforwards give rise to a deferred tax asset of $5,929,000 at June 29, 1997, all of which is offset by an equivalent valuation allowance. The valuation allowance increased by $1,184,000 and $1,678,000 in fiscal 1997 and 1996, respectively.

                SPECIALTY RETAIL GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

In fiscal 1997 the Company had the following non-cash investing and financing activities: Issued common stock with a fair value of $570,000 in partial settlement of a liability; distributed an equity investment as repayment of a $224,150 loan from a stockholder; and wrote off property and equipment with a net book value of $330,776. The Company paid approximately $35,000 for income taxes during the 52 weeks ended June 30, 1996. None was paid in fiscal 1997. The Company paid interest expense of $3,333 in fiscal 1997.

NOTE 11 - STORE CLOSING AND OTHER EXPENSES

Store closing and other expenses consist of:

                                                 1997             1996
                                                 ----             ----
     Disposition of property and equipment
       including related costs of $52,762      $212,712         $660,767
     Write off of leasehold improvements        170,826               -
     Write off of goodwill                      136,882               -
                                               --------         --------
     Total                                     $520,420         $660,767
                                               ========         ========


NOTE 12 - UNAUDITED QUARTERLY FINANCIAL INFORMATION

      A. Restatement of March 30, 1997 Unaudited Financial Statements

         The Company's unaudited financial statements as filed on its quarterly Form 10-QSB report as of and for the 39 weeks ended March 30, 1997 included BBI's balance sheet at such date and its results of operations for the entire period. The Company has filed a Form 10-QSB/A amending its March 1997 quarterly report to deconsolidate BBI's balance sheet and operations after the filing of its bankruptcy petition. The amended unaudited consolidated balance sheet of the Company and its consolidated subsidiaries reported on such Form 10-QSB/A at March 30, 1997 reflects current and total assets of $57,480 and $60,958, respectively, and current and total liabilities of $421,288 and $501,288, respectively. As a result of the deconsolidation, stockholders' deficit was reduced from $1,741,760 to $440,330. The related amended unaudited consolidated statements of operations for the 13 and 39 weeks then ended reflect quarterly net income of $698,540 and a year-to-date net loss of $1,254,552, both after the deconsolidation gain of $786,269. The Company originally reported net losses of $812,274 and $2,765,366, or $.09 and $.29 per share, respectively, for such periods. (See Note 12B).

      B. Restatement of Prior Quarterly Earnings (Loss) Per Share Data - (Unaudited) The Company has recalculated the weighted average number of shares outstanding for each of the quarterly and year-to-date periods in the year ended June 29, 1997 taking into account the 240,500 treasury shares and the shares actually issued on August 22, 1996. (See
         Note 7B). Shown below are the revised weighted average shares for each quarterly and year-to-date period through March 30, 1997 and the restated earnings (loss) per share amounts applicable thereto. Loss per share increased by $.01 for the first quarter and by $.02 for the six months. The amounts reported for the periods ended March 30, 1997 also reflect the deconsolidation of the bankrupt subsidiary. (See Note 12A).

                                            Weighted Average                   Earnings (Loss)
                                           Outstanding Shares                     Per Share
                                      ----------------------------       ------------------------------
                                      Quarterly       Year-to-Date       Quarterly        Year-to-Date
                                       Period            Period            Period           Period
                                      ---------       ------------       ---------        ------------
           Periods ended:
           September 29, 1996           8,716,847              N/A        $ (.09)              N/A
           December 29, 1996            9,084,238        8,900,542        $ (.13)            $(.22)
           March 30, 1997               9,084,238        8,960,880        $  .08             $(.14)

                                     F-15

                          Specialty Retail Group, Inc.
                      Condensed Consolidated Balance Sheet

                                                        Sept. 28, 1997          June 29, 1997
                                                         (Unaudited)                *
ASSETS
Current Assets:
Cash                                                           $38,892                $32,156
Other current assets                                             7,359                 17,909
                                                              --------              ---------
Total current assets                                            46,251                 50,065

Property and equipment, net                                      3,072                  3,253
                                                              --------               --------
TOTAL ASSETS                                                   $49,323                $53,318
                                                               =======                =======


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable and accrued expenses                         $305,149               $312,164
Lease guarantee settlement payable                              30,000                 30,000
Corporate taxes payable                                          4,620                  5,370
Due to unconsolidated subsidiary                                10,000                 10,000
Demand loans payable to stockholders                           249,321                157,468
                                                              --------               --------
Total current liabilities                                      599,090                515,002

Legal settlement                                                80,000                 80,000
                                                              --------               --------

Total liabilities                                              679,090                595,002
                                                               -------                -------

Commitments and contingencies (Note 5)

Stockholders' deficit:
Series A-1 Preferred Stock; 10,000,000 shares
  authorized; $.001 par value; issued and
  outstanding, 2,394,130 shares                                  2,394                  2,394
Common stock; 100,000,000 shares authorized;
  $.001 par value; 9,324,738 shares issued                       9,325                  9,325
Additional paid-in capital                                  11,573,570             11,573,570
Accumulated deficit                                       (12,039,392)           (11,951,309)
Treasury stock - 240,500 shares, at cost                     (175,664)              (175,664)
                                                          ------------           ------------

Total stockholders' deficit                                  (629,767)              (541,684)
                                                          ------------           ------------

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                                          $49,323                $53,318
                                                          ============           ============


          See accompanying notes to consolidated financial statements

*  Condensed from audited financial statements.

                          Specialty Retail Group, Inc.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                   13 Weeks Ended
                                      September 28,              September 29,
                                          1997                       1996
Results of Discontinued Operations:

  Net sales                           $        --                $ 1,247,293
  Cost of sales                                --                    819,507
                                      -----------                -----------
  Gross profit                                 --                    427,786
  Operating costs:
    Selling, general and

  administrative expenses                  84,256                  1,234,182
                                      -----------                -----------

    Loss from operations                  (84,256)                  (806,396)
Other income (expense):

  Interest income (expense), net           (3,845)                       786
  Miscellaneous income                         18                      3,556
  Gain on sale of equity investment
  (Note 4)                                     --                     44,406
                                      -----------                -----------

  Net loss                            $   (88,083)               ($  757,648)
                                      ===========                ===========

Per share amounts:

  Net income (loss):                  ($      .01)               ($      .09)
                                      ===========                ===========

Weighted average number of
  common shares outstanding             9,084,238                  8,716,847
                                      ===========                ===========


           See accompanying notes to consolidated financial statements

                          Specialty Retail Group, Inc.
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                             13 Weeks Ended

                                                      Sept. 28, 1997               Sept. 29, 1996
                                                      --------------               --------------
Cash flows from operating activities:
  Net loss                                           ($88,083)                     ($757,648)
                                                     ---------                     ----------

Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization                            181                         37,041
  Gain on sale of equity investment                         --                       (44,406)
  Decrease in inventory                                     --                        215,185
  Decrease in other current assets                      10,550                          5,461
  Increase in other assets                                  --                        (1,931)
  Increase (decrease) in accounts payable
    and accrued liabilities                            (3,912)                        104,850
                                                       -------                        -------
         Total adjustments                               6,819                        316,200
                                                        ------                        -------

  Net cash used in operating activities                (81,264)                      (441,448)
                                                     ---------                     ----------

Cash flows from investing activities:
  Expenditures for property and equipment                   --                        (3,219)
                                                      --------                     ----------

Net cash used in investing activities                       --                         (3,219)
                                                      --------                     ----------


Cash flows from financing activities:
  Loans from stockholders                               88,000                        224,150
                                                        ------                      ---------

  Net cash provided by financing activities             88,000                        224,150
                                                        ------                      ---------

Net increase (decrease) in cash and cash
  equivalents                                            6,736                      (220,517)

Cash and cash equivalents, beginning of period          32,156                        387,006
                                                       -------                     ----------

Cash and cash equivalents, end of period               $38,892                       $166,489
                                                       =======                       ========


Supplemental Schedule of Noncash Investing and Financing Activities:

         On August 26, 1996, the Company issued 650,000 shares of its Common Stock valued at $570,000 as part of a legal settlement. This item appeared as "Legal settlement -- equity to be issued," in the Company's June 30, 1996 Consolidated Balance Sheet. Please refer to Note 5 in the accompanying notes for a further discussion of this matter.

         In 1996, the Company transferred its interest in an equity investment as repayment of a $224,150 loan from a beneficial owner of the Company's Preferred Stock.

           See accompanying notes to consolidated financial statements

                          Specialty Retail Group, Inc.
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)
                               September 28, 1997

1. Basis of Presentation

                  The accompanying unaudited consolidated financial statements of Specialty Retail Group, Inc. and Subsidiaries (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB.

                  With respect to the unaudited consolidated financial statements for the thirteen weeks ended September 28, 1997 and September 29, 1996, respectively, it is the Company's opinion that all necessary adjustments (consisting of normal and recurring adjustments) have been included to present a fair statement of results for the interim periods.

                  As discussed in Note 2, effective in the period ended March 30, 1997 the Company sold or discontinued all business operations and its subsidiary, Building Blocks, Inc., filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The only current operations are the general and administrative costs related to the bankruptcy and maintaining a business office. In accordance with generally accepted accounting principles, the Company deconsolidated its Building Blocks, Inc. subsidiary as of the bankruptcy filing.

                  These statements should be read in conjunction with the Company's audited financial statements as of June 29, 1997 and for the fiscal years ended June 29, 1997 and June 30, 1996, included elsewhere herein. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim financial statements pursuant to the rules and regulations promulgated by the Securities and Exchange Commission.

2.  Going Concern

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, and they do not include adjustments relating to the recoverability of recorded asset amounts and classification of recorded assets and liabilities.

                  On January 31, 1997, the Company's Building Blocks, Inc. ("Building Blocks") subsidiary filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 97-B-40684

(BRL)). The petition sought protection from creditors while Building Blocks liquidated its inventory and fixtures. Effective January 28, 1997 the outstanding capital stock of the Company's Building Blocks Franchise Corp. subsidiary, which owns the "Building Blocks" trademarks, was sold by the Company's Building Blocks Holdings, Inc. subsidiary.

                  The Company, which has no other business operations, has been attempting to attract an operating business with which to effectuate a business combination. The Company has approximately $49,000 of assets and has current liabilities of approximately $599,000. It is not expected that the Company will receive any cash from Building Blocks upon completion of Building Blocks' bankruptcy proceedings. The Company has been receiving cash advances in the form of demand loans from three beneficial owners of its Capital Stock in order to meet its operating expenses and has been obtaining forbearances from its principal creditors. At September 28, 1997 such advances and interest accrued thereon (which are included in the liabilities described above) aggregated

$249,321. There are no assurances as to the time or extent that the stockholder advances and/or forbearance will continue. Further, there is no assurance that any business combination can ever be effectuated. Any such combination may depend upon the outcome of Building Blocks' Chapter 11 petition and upon the Company's ability to reach settlements of its outstanding obligations. See Note 3.

                  The foregoing raise substantial doubt about the Company's ability to continue as a going concern.

3. Chapter 11 Petition of Debtor

                  In a Chapter 11 case, substantially all liabilities of the Debtor, Building Blocks, as of the date of the Filing are subject to resolution under a plan of reorganization to be voted upon by the Debtor's creditors and stockholders and confirmed by the Bankruptcy Court. Financial schedules filed by the Debtor as of the date of the Filing show liabilities exceed assets by approximately $800,000. Differences between amounts shown by the Debtor and claims filed by creditors will be investigated and resolved. The amount and settlement terms for such disputed liabilities are subject to allowance by the Bankruptcy Court. Ultimately the adjustment of all liabilities of the Debtor remains subject to a Bankruptcy Court approved plan of reorganization and, accordingly, are not presently determinable.

                  Under the Bankruptcy Code, the Debtor may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition contracts, subject to Bankruptcy Court review. Building Blocks elected to reject all of its leases and contracts other than an employment agreement with Steven E. Glass. The Debtor cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts and no provisions have yet been made for these items. All assets of the Debtor have either been sold or written down to a realizable value. Based on such values, the Company and Building

Blocks have determined that none of Building Blocks' assets will be distributable to the Company.

                  A release of all claims between the Company and Building Blocks is being sought in the Chapter 11 Proceeding and, in addition to the payment to settle a legal proceeding referred to under "Other Legal Proceedings
- Leases" in Note 5, it is possible that the Company will settle additional creditor claims and/or make a payment to Building Blocks and/or issue shares of its common stock to creditors of Building Blocks in connection with the definitive plan of reorganization. Ultimately, the adjustment of all claims and liabilities of a debtor is subject to a Bankruptcy Court approved plan and, accordingly, is not presently determinable.


4. Equity Investments

                  Effective December 14, 1995, the Company acquired 25% of the Common Stock of CM Franchise Corp., a franchiser of specialty carpet retailers operating under the registered trademark of "Carpet Master" for a total consideration of $224,150. In addition, as part of the transaction, the Company obtained an option to acquire an additional 12.5% of CM Franchise Corp.'s common stock. The Company accounted for this transaction using the equity method.

                  In July 1996, the Company received a loan of $224,150 to cover a working capital shortfall. Under the agreement, the Company had the right to either repay the advance without interest or to transfer to the lender all of the Company's rights and interests in the common stock of CM Franchise Corp. and warrants to purchase additional shares of such common stock it acquired in December 1995. The Company transferred the rights and interests to the lender on September 29, 1996. As a result, the Company recorded a $44,406 gain on this transaction in the accompanying Condensed Consolidated Statements of Operations for the 13 weeks ended September 29, 1996.

5. Commitments and Contingencies

                  Legal Settlement-Issuance of Common Stock

                  The Company was a party defendant in a lawsuit with a former officer, director and shareholder of the Company's predecessor corporation who alleged, among other things, breach of contract, fraud, defamation, interference with stock transfer rights, breach of fiduciary duties by certain former officers of the Company, conspiracy to defraud, and interference with respect to the inspection of corporate records. The Plaintiff claimed he was entitled to a termination payment of $1,400,000 pursuant to an employment agreement with the Company.

                  In August 1996, the Company settled this litigation without admitting liability, by issuing an aggregate of 650,000 shares of the Company's common stock valued at

$570,000 to the plaintiff and his designee. The Company also agreed to guarantee up to $160,000 for any shortfall from $650,000 realized upon the sale by the holders of all of the 650,000 shares. The Company may satisfy the guarantee by a cash payment or the issuance to the holders of up to 213,333 shares of its common stock currently held by an escrow agent.

                  Other Legal Proceedings-Leases

                  Building Blocks is a defendant in a number of legal proceedings instituted by landlords of various former Building Blocks store locations. These cases have been stayed by the bankruptcy proceeding and it is expected that the underlying claims will be extinguished upon the completion of the bankruptcy proceeding.

                  Of the aforementioned cases, the Company is a limited guarantor in Fashion Mall Partners, L.L.P. v. Building Blocks, Inc., City Court
- Westchester, New York, commenced September 26, 1996. This suit seeks $180,000 for rent arrearages under a lease to Building Blocks which was guaranteed by the Company, which guaranteed up to $180,000 of rent payments under this lease. The landlord subsequently filed a Proof of Claim with the Bankruptcy Court in the amount of approximately $480,000. The landlord has agreed to settle the guarantee and the underlying claim for $30,000. This amount is reflected in the accompanying balance sheet.

        ================================================================

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date of this Prospectus.


                       TABLE OF CONTENTS                  Page

Prospectus Summary.................................         8
Risk Factors.........................................      11
Use of Proceeds....................................        --
Summary Selected Financial Data .....................      13
Management's Discussion and Analysis ................      14
Business.............................................      20
Directors and Executive Officers....................       24
Executive Compensation...............................      25
Certain Transactions.................................      27
Principal Stockholders...............................      28
Market For Common Equity and Related
  Stockholder Matters................................      29
Description of Capital Stock.........................      30
Selling Stockholders.................................      30
Plan of Distribution.................................      31
Disclosure of Commission Position on
Indemnification For Securities Act Liabilities.......      33
Experts.............................................       35
Legal Matters.......................................       35
Index to Financial Statements.......................       36
Financial Statements ..................................   F-1


        ================================================================

        ================================================================




                          SPECIALTY RETAIL GROUP, INC.




                              863,333 Common Stock
                          (Par Value, $.001 per share)





                                   __________

                                   PROSPECTUS
                                   __________







                                February 5, 1998

            =======================================================

                                     PART II
                            INFORMATION NOT REQUIRED
                                  IN PROSPECTUS

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The Company's By-laws provide that the Company will indemnify its directors, officers, employees and agents to the fullest extent permitted by Florida law.

         The Company's Articles of Incorporation provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for approving a dividend, stock repurchases or other distributions to stockholders that would result in personal liability to the directors under Florida Law, or (iv) for any transaction in which the director derived an improper personal benefit.

         Section 607.014 of Chapter 607 of the Florida Statutes provides that to the extent specified in or authorized by the articles of organization, a by-law adopted by shareholders or a resolution adopted by the holders of the majority of shares of stock entitled to vote on the election of directors, a corporation can indemnify directors, officers, and other employees or agents of the corporation except as to any matter as to which such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that the action was in the best interest of the corporation. The registrant's Articles of Incorporation provide, in part, that the registrant shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding, or claim, by reason of the fact that such person is or was a director or officer of the registrant or while a director or officer is or was serving at the request of the registrant as a director, trustee, officer, employee or other agent of another organization, including service in any capacity with respect to employee benefit plans, against all liabilities, costs, expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the defense or disposition of or otherwise in connection with or resulting from any such action, suit, proceeding or claim.

         Pursuant to the Settlement Agreement, the directors and officers of the registrant are entitled to indemnification by the Selling Stockholders against liability (including liability under the Securities Act and the Exchange Act) arising by reason of any statement contained in the registration statement that the Selling Stockholders provided to the registrant in writing explicitly for use in this registration statement, being false or misleading or omitting to state a material fact necessary to be stated in order that the statements made in this registration statement, in the circumstances in which they are made, not be misleading.

         The Company has agreed to indemnify Steven E. Glass in respect of claims against him arising from certain statements set forth in the Bankruptcy Petition of Building Blocks which are based upon information provided to him by other persons associated with the Company or Building Blocks.



                                    EXHIBITS

       Number              Description

       10.1 Stock Purchase Agreement among Building Blocks Holdings, Inc., James L. Angel and Cheryl D. Angel, dated January 28, 1997 (incorporated by reference to Exhibit 2.1 to Form 8-K dated February 7, 1997).

       10.2 Amendment dated January 7, 1997 to Employment Agreement between Building Blocks, Inc. and Steven E. Glass (incorporated by reference to Exhibit 10.2 to Form 8-K dated February 7, 1997).

       10.3 Letter Agreement dated January 24, 1997 between Registrant and Steven E. Glass (incorporated by reference to Exhibit 10.3 to Form 8-K dated February 7, 1997).

       10.4 Letter Agreement dated January 24, 1997 between Registrant and Steven E. Glass regarding options (incorporated by reference to Exhibit 10.4 to Form 8-K dated February 7, 1997).

       10.5 Option Agreement dated February 1, 1997 between Registrant and Steven E. Glass (incorporated by reference to Exhibit 10.5 to Form 8-K dated February 7, 1997).

       10.6 Form of Promissory Notes from the Registrant to Selig Zises, Seymour Zises and Cathy Zises and list of notes issued through January 15, 1998.

       10.7 Indemnity Agreement dated January 30, 1997 between Registrant and Steven E. Glass (incorporated by reference to Exhibit 10.9 to Form 10-KSB dated November 25, 1997).

       23(a)      Consent of BDO Seidman, LLP

       23(b)      Consent of Jeffrey M. Brinn, CPA

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post Effective Amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 4, 1998.



                                               SPECIALTY RETAIL GROUP, INC.

                                               By: /s/ STEVEN E. GLASS
                                                   Steven E. Glass, Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ SEYMOUR W. ZISES                          February 4, 1998
--------------------------
Seymour W. Zises, Director

/s/ STEVEN E. GLASS                           February 4, 1998
--------------------------
Steven E. Glass, Secretary